SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras Issues US$ 2 billion in Global Notes

Rio de Janeiro, February 1, 2018 – Petróleo Brasileiro S.A. – Petrobras announces that it has closed today a US$ 2 billion issuance of 2029 notes in the international capital markets. The notes were issued by Petrobras’ wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) and constitute general senior unsecured and unsubordinated obligations of PGF that are unconditionally and irrevocably guaranteed by Petrobras. Pricing occurred on January 25, 2018 and the terms of the notes are as follows:

2029 Notes
Amount	US$2 billion
Coupon	5.750%
Issue Price	98.402%
Yield to Investors	5.950%
Maturity	02/01/2029
1st Interest Payment Date	08/01/2018
Interest Payment Dates	February 1 and August 1 of each year
Ratings	Ba3 (Moody’s) / BB- (S&P) / BB (Fitch)
Joint Bookrunners	BNP Paribas Securities Corp., Banco Bradesco BBI S.A, Citigroup Global Markets Inc, Credit Agricole Securities (USA) Inc., Itau BBA USA Securities, Inc. e Mizuho Securities USA LLC

The demand was 5x oversubscribed, with more than 300 orders originated by investors coming from United States, Europe and Latin America.

PGF will use the net proceeds from the sale of the new 2029 Notes towards the redemption price of the following Notes:

- 3.000% Global Notes due January 2019, in USD.

- 7.875% Global Notes due March 2019, in USD

- 3.250% Global Notes due April 2019, in EUR

Petrobras will continue to evaluate market opportunities with the intention to reduce costs and to extend the average duration of its debt portfolio towards the leverage target of the Company’s Business and Management Plan 2018-2022.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer